Exhibit 99.1

FOR IMMEDIATE RELEASE	June 19, 2012

Micromem Technologies Inc. GSI Westwind complete open loop prototype testing and moves to production first articles

Toronto, New York, June 19, 2012: Micromem Technologies Inc. (“Micromem”) (CNSX: MRM, OTCBB: MMTIF) through its wholly owned subsidiary, Micromem Applied Sensor Technologies Inc.(“MAST”), announces that it has finalized open loop testing of the “Speed control circuit” with GSI Westwind and have completed the original development contract. A MAST lead board designer was on site recently in Poole England to assist in the final open loop testing and validate open loop performance. MAST is providing additional circuit boards for GSI Westwind for closed loop compatibility with their third party drive partners. All work on the base development contract has been completed.

MAST has now been requested to provide first production articles for GSI approval. Due to the very small form factor of our circuit board, GSI Westwind has been able to optimize their spindle further. The first production articles will actually be even smaller in diameter than the original development board. In addition MAST will be incorporating an innovative method of securing the outgoing signal wires to accommodate the extremely small available routing space. Production volume pricing has been issued to GSI Westwind.

Joseph Fuda states “The accomplishment of this milestone validates not only our business model but now sets Micromem on the road to revenue not just charging for research and development projects but right to commercialization, Micromem is now in business.” Joseph Fuda also said “ Considering the pipeline of customers and projects that the company has become involved in, the success we have now accomplished shows well for our ability to deliver not only on proof of concepts but to bring in new products into the market that never existed before.”

Micromem will be releasing the terms of the commercial agreement in a separate press release.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
               CNSX - Symbol: MRM

Shares issued: 125,311,665
SEC File No: 0-26005
Investor Contact: Jason Baun; Chief Information Officer; Tel. 416-364-2023